================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                     ------------------------------------

                                    FORM 6-K
                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                               November 19, 2002

                     ------------------------------------

                            BBVA Banco Frances S.A.
             (Exact name of registrant as specified in its charter)

                            BBVA Banco Frances S.A.
                (Translation of registrant's name into English)


                             Reconquista 199, 1006
                            Buenos Aires, Argentina
                    (Address of principal executive office)

             Indicate by check mark whether the registrant files or
                  will file annual reports under cover of Form
                               20-F or Form 40-F:

                    Form 20-F X                  Form 40-F
                             ---                          ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                          No X
                       ---                         ---

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


================================================================================

                            BBVA Banco Frances S.A.

                               TABLE OF CONTENTS


Item
----

1.   BBVA Banco Frances reports consolidated second quarter earnings for fiscal year 2002 ...............................................................

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BBVA Banco Frances S.A.


Date: November 19, 2002             By: /s/ Maria Elena Siburu de Lopez Oliva
                                        ----------------------------------------
                                        Name:  Maria Elena Siburu de Lopez Oliva
                                        Title: Investor Relations Manager

[GRAPHIC OMITTED] BBVA BANCO FRANCES


CONTACT:



                                         Maria Elena Siburu de Lopez Oliva
                                         Investor Relations Manager
                                         Phone: (5411) 4341 5035
                                         E-mail:  mesiburu@bancofrances.com.ar

                                         Maria Adriana Arbelbide
                                         Investor Relations
                                         Phone: (5411) 4341 5036
                                         E-mail:  marbelbide@bancofrances.com.ar


--------------------------------------------------------------------------------


                                                               November 18, 2002


BBVA BANCO FRANCES (NYSE; BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED SECOND QUARTER EARNINGS FOR FISCAL YEAR 2002


Executive summary

o Net income for the second quarter of fiscal year 2002 accounted for a $290 million loss as compared to a $37.6 million loss registered in the previous quarter. The decrease in Net income is mainly explained by $222.2 million provision for loan losses accounted for during the present quarter and by a $138.4 million provisioning related to lawsuits registered in Other income/expenses. This last loss stems from the difference between the $1.4 at which foreign currency deposits were converted into pesos plus the CER adjustment and the free exchange rate at which successful legal injunctions have to be paid back by the Bank.

o It is important to highlight that BBVA Banco Frances shows recurrent positive Operating income before Provision for loan losses in the post-crisis financial system.

o Management expects to make all necessary provisions during the present fiscal year in order to comply with two main targets. The first one is related to non-performing loans from the private sector. In that sense, on top of the excess provisioning registered during the previous fiscal, Banco Frances will continue with its provisioning policy during the present fiscal year. The second target is related to the provisioning of a significant part of the losses stemming from the refunding of deposits due to legal injunctions.


o Significant losses in the present fiscal year will be covered by the equity injections that will strengthen the Bank's capital base. During December 2002, Banco Frances will conduct a capital increase mainly through the capitalization of debt. BBVA, the Bank's main shareholder, has publicly announced its intention to capitalize US$ 130 million of subordinated debt issued by Banco Frances and a US$79.3 million loan granted by BBVA on April 4, 2002.

o On May 13, 2002, BBVA Banco Frances sold its equity interest in BBVA Banco (Uruguay) to BBVA for a total amount of US$ 55 million.

o The Board of Directors expects to find in year 2003 the necessary stable environment for business development.


Second quarter of Fiscal Year 2002

As anticipated in our first quarter earnings release, the dire economic scenario persisted through the June quarter, with economic activity bottoming out in the second quarter. Gross domestic product (GDP) contracted 13.6% in the second quarter over the same quarter in 2001, but increased 0.9% over the first quarter. Unemployment reached a record high of 21.5 % in May 2002. Similarly, currency data show that the peso continued its depreciation trend in June, losing 6.3% of its value to the US$, following a 16.9% deterioration in May. Such weakening currency together with the lack of definitions on the economic policy front and an unsolved negotiation with the International Monetary Fund
(IMF) brought about a drop in international reserves to US$9.8 billion at the end of June and a significant outflow of deposits.

The crisis in the financial system deepened with an approx. $9 billion drop in total deposits, peaking interest rates, the marked depreciation of the peso, increasing inflation and operating results still negatively affected by two unsolved imbalances: a) exchange rate differences in the refunding of deposits via lawsuits and, b) substitution of the CER (Stabilization Index) for the CVS (Salaries' variation Index) adjustment in mortgage loans and certain personal and pledge loans. Furthermore, lack of liquidity in the financial system, the disruption of the chain of payments in the private sector and the persistent recession fueled the rise in non-performing loans.

Liquidity remained under pressure, although stabilizing by the beginning of the third quarter. Short-term liquidity was menaced by currency devaluation, which fostered depositors to seek to place their savings in a safer haven. As mentioned in the March press release, during the June quarter Banco Frances received financial support from its main shareholder, BBVA, to face such short-term liquidity needs. During April 2002 BBVA granted the Bank an approx. US$160 million loan, and later, in May 2002, BBVA acquired the Banks' equity interest in BBVA Banco (Uruguay) for a total amount of US$55 million. The Bank also received loans from the Central Bank due to its past participation in the restructuring process of the Argentine financial system, and the loans received from BBVA, the US$ 55 million sale of Banco Frances' share in BBVA Banco (Uruguay) and the capitalization process approved by the last Ordinary and Extraordinary Shareholders' Meeting held on August 7, 2002 - whereby BBVA will capitalize debt for a total amount of approx. US$ 209 million.

As for medium-term liquidity, the Argentine Government has launched two exchange plans offering depositors in the Argentine banking system the opportunity to exchange their rescheduled deposits for newly issued government bonds. These two voluntary exchange regimes represented a starting point for the rebuilding of a new financial system, reducing liquidity risk in the system stemming from the rescheduling of deposits. In the first plan ended on June 30, 22% of total rescheduled deposits in the financial system were exchanged for Government Bonds; Banco Frances attained a higher performance of approx. 30%. The second plan, scheduled to end in October, was extended by the Ministry of Economy for another 30 banking days (Regulation 558 of October 31, 2002)

Results of financial operations during the second quarter have been negatively impacted by an increase in the average cost of funds, which reduced the net interest margin. Results of financial operations during the second quarter have been negatively impacted by a sharp increase in interest rates. Part of the reason behind the turnaround in deposits has been the high interest rates offered by banks, at around 60% annually on a 30-day certificate of deposit as compared to 10% during the previous quarter. Similarly, interest rates on Central Bank's assistance peaked from an average of 15% in the March quarter to an average of 60% in the June quarter.

Mandatory inflation adjustment in financial statements had an adverse effect on financial institutions' results, which worsened in the second quarter due to the higher wholesale price index (WPI) - 46.2% in the June quarter vs 34.3% in the previous quarter.

The other stage in the present crisis is asset quality, which strongly accelerated its negative trend during the second quarter. The decrease in the operating results of financial institutions stemmed largely from high provisioning.



The Business:

Banco Frances' business activities have contracted following the Argentine financial crisis. The Bank has redefined its business strategy as well as the products and services that it offers to its clients. Banco Frances believes that it will take time to restore depositors' confidence and to rebuild a new financial system with no restrictions on the use of cash. Until the intermediation business recovers, the Bank's banking activities will most likely be limited to providing certain traditional commercial banking services which include the management of means of payment (with emphasis on electronic means), the provision of bank accounts for transactional purposes and operation of credit cards, transactional deposit taking, the provision of credit facilities limited to overdrafts on demand accounts and credit-card financing. The Bank will also develop alternative financial products to replace the traditional intermediation business.

Since the first quarter of 2002 the Bank began to redefine its operating structure to adjust to the new business profile including branch closures and headcount reduction. During the second and third quarter this process was accelerated; the Bank closed branches and further reduced the number of more employees, implementing strict rationalization measures. Staff was reduced by approximately 430 people during the first semester. As of the date of the present press release the Bank has merged 40 branches.



Presentation of Financial Information

It is important to note that:

o following the devaluation of the peso and an increase in inflation, the Argentine Exchange Commission (CNV) and the Central Bank of Argentina mandated inflation adjustment in all financial statements. According to generally accepted accounting principles in Argentina, financial statements are to be restated to reflect the overall effect of inflation on the purchasing power of the peso using coefficients based on the general wholesale price index (WPI) published by the National Institute of Statistics and Surveys. Inflation adjustment is mandatory whenever the index exceeds the 8% per year level established by the Argentine Federation of Professional Councils in Economic Sciences. During the June 2002 quarter WPI grew by 46.2%. It is worth mentioning that the current crisis has distorted relative prices in the economy. Banco Frances estimates for FY 2002 an increase of 40% in the CPI as compared to an increase of 124% in the WPI, a 290% devaluation and no increase in salaries. There are no records of such a gap between the WPI and the CPI in the Argentine inflation adjustment system. This, together with the devaluation effect, is distorting the Financial Statements of Banco Frances and the present fiscal year Net income, with a WPI adjustment, which does not reflect relative prices in the economy. However, it is important to bear in mind that the inflation adjustment regulations provide for an increase in Net Worth in the same amount that is reflected as a cost in the Profit and Loss Statement.

o Accordingly and for the sake of comparison, information for previous quarters has been restated in constant Argentine pesos as of June 30, 2002.
o all foreign currency transactions accounted for at a free exchange rate as of June 30 have been translated into Argentine pesos at the exchange rate of Ps. 3.80 = US$ 1.00 quoted by Banco Nacion Argentina on that date.
o information in this press release consolidates only banking activities on a line by line basis. The Bank's interest in the Consolidar Group is accounted for by the equity method; the holdings and results are included in Investments in other companies and Income from equity investments, respectively. Similarly and for the sake of comparison, following the sale of BBVA Banco (Uruguay), figures as of March 2002 and June 2001 are presented in this press release including the Bank's interest in BBVA Banco (Uruguay) by the equity method.


SECOND QUARTER EARNINGS

------------------------------------------------------------------------------------------------
                                                                             % Change Qtr ended
Condensed Income Statement (1)                                                   06/30/02 vs.
  in $ thousands except income per                 Quarter ended                 Qtr ended
  share, income per ADS and             --------------------------------   ---------------------
  percentages                           06/30/02    03/31/02    06/30/01    03/31/02    06/30/01
------------------------------------------------------------------------------------------------
Net Financial Income                     183,900     401,174     320,486     -54.16%     -42.62%
Provision for loan losses               (222,160)   (224,427)    (81,676)     -1.01%     172.00%
Net income from services                  71,233      97,847     138,491     -27.20%     -48.56%
Administrative expenses                 (131,566)   (189,930)   (235,381)    -30.73%     -44.11%
Operating income                         (98,593)     84,664     141,920     216.45%    -169.47%
Income (loss) from equity investments     12,529      92,430      20,534     -86.44%     -38.98%
Income (Loss) from Minority interest       9,457      14,296        (991)    -33.85%         --
Other income/expenses                   (253,217)    (94,046)     (1,873)    169.25%         --
Inflation adjustment                      41,116    (130,619)         --    -131.48%         --
Income tax                                (1,188)     (4,278)    (49,645)    -72.24%     -97.61%
Net income for the period               (289,894)    (37,555)    109,945    -671.92%    -363.67%
Net income per share (2)                   -1.38       -0.18        0.52    -671.92%    -363.67%
Net income per ADS (3)                     -4.15       -0.54        1.57    -671.92%    -363.67%
------------------------------------------------------------------------------------------------
(1) Exchange rate: 3.8 Ps. = 1 US$
(2) Assumes 209,631,892 ordinary shares outstanding.
(3) Each ADS represents three ordinary shares.
------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of June 30, 2002, using a WPI of 1.461733 and 1.962882 for March, 2002 and June, 2001
figures, respectively.


Net income for the second quarter of fiscal year 2002 accounted for a $290 million loss as compared to a $37.6 million loss registered in the previous quarter. Operating income as of the present quarter shows a decrease in Net financial income and net Income from services, partly compensated by lower Administrative expenses and a slight decrease in Provision for loan losses. The gain accounted for in Income/loss from Equity Investments is mainly explained by the results of the Consolidar Group and of BBVA Banco (Uruguay).

-------------------------------------------------------------------------------------------------
                                                                                % Change Qtr
                                                                               ended 06/30/02
                                                    Quarter ended              vs. Qtr ended
                                        ---------------------------------------------------------
in $ thousands except percentages       06/30/02    03/31/02    06/30/01   03/31/02      06/30/01
-------------------------------------------------------------------------------------------------
Return on Average Assets (1)               -6.71%      -0.79%      1.88%     747.56%     -456.89%

Return on Average Shareholders'
  Equity (1)                              -55.43%      -7.38%     20.53%     651.49%     -370.07%

Net fee Income as a % of Operating
  Income                                   38.35%      19.61%     30.17%      95.59%      27.10%

Net fee Income as a % of Administrative
  Expenses                                 54.14%      51.52%     58.84%       5.10%       -7.98%

Adm. Expenses as a % of Operating
  Income(2)                                51.57%      38.06%     51.28%      35.49%        0.55%
-------------------------------------------------------------------------------------------------
(1) Annualized
(2) Adm.Expenses / Net financial income + Net income from services
-------------------------------------------------------------------------------------------------


Net financial Income:

The decrease in Net financial income of the June 2002 quarter - $ 183,900 - as compared to the March 2002 quarter - $401,174 - is mainly explained by a decrease in the intermediation volume in real terms and by a negative effect related to the difference between the devaluation and the WPI affecting assets and liabilities of Banco Frances Cayman, which is included in the Net financial margin. As of June 2002 the devaluation and WPI reached 26.7% and 46.17%, respectively; as compared to 200% and 34.4%, respectively for the March 2002 quarter. As for interest spread, although the level of interest rate increased as compared to the previous quarter - 34.24% vs. 3.01% -, the CER adjustment also showed a sharp increase from 19.51% to 77.07%. The interest rate gap in Banco Frances positively impacted the average spread of the present quarter.


Total loan portfolio:

The chart below shows the composition of the loan portfolio in monthly balances.

-------------------------------------------------------------------------------------------------
                                                                             % Change Qtr ended
                                               Quarter ended               06/30/02 vs. Qtr ended
                                      -----------------------------------------------------------
   in $ thousands except percentages    06/30/02    03/31/02    06/30/01   03/31/02     06/30/01
-------------------------------------------------------------------------------------------------
Net total loans                        8,555,544  11,776,405   9,675,216     -27.35%      -11.57%
Advances                                 625,570   1,216,238   1,512,726     -48.57%      -58.65%
Notes discounted and purchased            57,040     150,977     865,853     -62.22%      -93.41%
Consumer Mortgages                       592,265   1,019,942   1,537,767     -41.93%      -61.49%
Personal loans                           274,037     466,386     882,180     -41.24%      -68.94%
Credit cards                             153,053     256,284     498,711     -40.28%      -69.31%
Secured with chattel mortgages            23,149      54,982      58,610     -57.90%      -60.50%
Loans to financial sector                 38,486     467,120     522,150     -91.76%      -92.63%
Loans to public sector                 5,164,318   7,172,209   2,030,925     -28.00%      154.28%
Other                                  2,773,342   2,389,091   2,151,749      16.08%       28.89%
Less: Allowance for loan losses       (1,145,716) (1,416,824)   (385,455)    -19.13%      197.24%
-------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of June 30, 2002, using a WPI of 1.461733 and 1.962882 for March 2002 and June 2001 figures, respectively.

It is important to bear in mind that Public sector loan portfolio will decrease with the payment of the acquisition of the necessary bonds (BODEN 2012 and 2013) to be delivered to those depositors who have bonds (BODEN 2012 and 2013) to be delivered to those depositors who have changed their rescheduled deposits for government bonds in the June and October exchange plans. Banco Frances' will reduce its exposure to the Public Sector in $778 million ($980.5 million including interest and CER adjustment) due to the first exchange plan.


Government and Private Securities

The following chart shows total exposure of the Bank in government and private securities as of June 30, 2002, including repurchase agreement transactions. Investment accounts include the Bono Patriotico -previously included in the Trading accounts - for a total amount of US$ 202 million, restated in pesos at the $3.8/US$ exchange rate. The remaining holdings were converted into pesos at $1.4/US$ and adjusted by CER.


-------------------------------------------------------------------------------------------------
                                                                            % Change Qtr ended
                                               Quarter ended               06/30/02 vs. Qtr ended
                                      ----------------------------------------------------------
in $ thousands except percentages       06/30/02    03/31/02    06/30/01   03/31/02     06/30/01
-------------------------------------------------------------------------------------------------
Holdings                               1,716,783   2,216,854   5,349,533     -22.56%      -67.91%
  Trading                                123,731   1,265,812      96,546     -90.23%       28.16%
  Liquidity Requirements                      --          --          --         --           --
  Investment Accounts                    788,877      12,806   4,063,411    6060.10%      -80.59%
  Investment Accounts( RML)                   --          --     277,665         --      -100.00%
  Other fixed income securities          804,175     938,235     911,910     -14.29%      -11.81%

Repurchase Agreements                     43,076      51,539     864,198     -16.42%      -95.02%
  B.C.R.A. (Reverse repo)                     --          --          --         --           --
  Trading (Reverse repo)                      --          --          --         --           --
  Investment Accounts (reverse repo)      43,076      51,539     863,974     -16.42%      -95.01%
  Trading (Reverse repo)                      --          --         224         --      -100.00%

Net Position                           1,759,859   2,268,393   6,491,396     -22.42%      -72.89%
  Trading                                123,731   1,265,812      96,770     -90.23%       27.86%
  Investment Accounts                    831,953      64,345   5,205,051    1192.95%      -84.02%
  Investment Accounts (RML)                   --          --     277,665         --      -100.00%
  Other fixed income securities          804,175     938,235     911,910     -14.29%      -11.81%
-------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of June 30, 2002, using a WPI of 1.461733 and 1.962882 for March 2002 and June 2001 figures, respectively.


N.B: The present chart does not include the Compensatory bond - BODEN 2012 - for US$ 619 MM that is accounted for in Other banking receivables until its accrediting

Net Position as of June 2002 includes $ 408.2 million of Private Bonds


Income from Securities and short term investments


Net income from securities and short-term investment decreased 31.6% and 57.1% in real terms as compared to the quarters ended March 31, 2002 and June 30, 2001, respectively. The decrease in income from trading accounts was compensated by the increase in income from investment accounts related to the reclassification during the present quarter of the Bono Patriotico from Trading account into Investment account. The income on Other fixed income securities decreased following market quotations.

-------------------------------------------------------------------------------------------------
                                                                            % Change Qtr ended
                                                 Quarter ended             06/30/02 vs. Qtr ended
                                       ----------------------------------------------------------
in $ thousands except percentages       06/30/02    03/31/02    06/30/01   03/31/02     06/30/01
-------------------------------------------------------------------------------------------------
Income from securities and short-term
investments                               51,519      75,294     120,034     -31.58%      -57.08%
  Trading account                          6,278      20,114      11,488      68.79%      -45.35%
  Investment account                      21,102       1,993      92,487     958.81%      -77.18%

Other fixed income securities             24,139      53,187      16,059     -54.61%       50.32%
  CER adjustment                          19,461      15,494          --      25.60%          --
  CER adjustment                              --          --          --         --           --
  CER adjustment                           6,429       2,953          --    -117.71%          --
  CER adjustment                          13,032      12,541          --      -3.92%          --
-------------------------------------------------------------------------------------------------


Figures of previous quarters were restated in constant pesos as of June 30, 2002, using a WPI of 1.461733 and 1.962882 for March 2002 and June, 2001
figures, respectively.


Funding Sources:

-------------------------------------------------------------------------------------------------
                                                                            % Change Qtr ended
                                                Quarter ended              06/30/02 vs. Qtr ended
                                      -----------------------------------------------------------
in $ thousands except percentages       06/30/02    03/31/02    06/30/01   03/31/02     06/30/01
-------------------------------------------------------------------------------------------------
Total deposits                         7,154,618  11,814,540  14,713,495     -39.44%      -51.37%
  Current accounts                     1,375,141   2,665,119   1,094,890     -48.40%       25.60%
  Saving accounts                        638,034   1,991,443   3,348,374     -67.96%      -80.94%
  Time deposits                        1,600,759   1,300,347  10,164,376      23.10%      -84.25%
  Rescheduled deposits                 3,447,565   5,644,304          --     -38.92%          --
  Other                                   93,119     213,327     105,854     -56.35%      -12.03%
-------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of June 30, 2002, using a WPI of 1.461733 and 1.962882 for March, 2002 and June, 2001
figures, respectively.

Total deposits decreased 39.4% and 51.4% as compared to March 2002 and June 2001 quarters. The decrease is mainly related to some $778 million rescheduled deposits ($980.5 million including interest and CER adjustment) which were exchanged for government bonds in the June exchange plan.

The following charts shows the evolution of deposits in nominal terms.

-------------------------------------------------------------------------------------------------
                                                                             % Change Qtr ended
                                                Quarter ended              06/30/02 vs. Qtr ended
                                      -----------------------------------------------------------
in $ thousands except percentages       06/30/02    03/31/02    06/30/01   03/31/02      06/30/01
-------------------------------------------------------------------------------------------------
Total deposits                         7,154,618   8,082,557   7,495,863     -11.48%       -4.55%
  Current accounts                     1,375,141   1,823,260     557,797     -24.58%      146.53%
  Saving accounts                        638,034   1,362,385   1,705,846     -53.17%      -62.60%
  Time deposits                        1,600,759     889,593   5,178,292      79.94%      -69.09%
  Rescheduled deposits                 3,447,565   3,861,378          --     -10.72%          --
  Other                                   93,119     145,941      53,928     -36.19%       72.67%
-------------------------------------------------------------------------------------------------


                                                                                             -7-

Other Funding Sources:

-------------------------------------------------------------------------------------------------
                                                                           % Change Qtr ended
                                               Quarter ended              06/30/02 vs. Qtr ended
                                      -----------------------------------------------------------
in $ thousands                        06/30/2002  03/31/2002  06/30/2001  03/31/2002   06/30/2001
-------------------------------------------------------------------------------------------------
Lines from other banks                 2,300,493   3,518,552   1,470,509     -34.62%       56.44%
Negotiable Obligations                   570,000   1,177,729     588,297     -51.60%       -3.11%
Subordinated Debt                        661,596   1,064,916     467,505     -37.87%       41.52%

Total other funding sources            3,532,089   5,761,198   2,526,312     -38.69%       39.81%
-------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of June 30, 2002, using a WPI of 1.461733 and 1.962882 for March 2002 and June 2001 figures, respectively.


Changes shown in the chart above are affected by the difference in the exchange rate of dollar denominated liabilities. Foreign currency funding sources, expressed in dollars, are shown in the chart bellow. The decrease in Negotiable Obligations is related to the payment of a US$50 million senior debt which came due during May.


-------------------------------------------------------------------------------------------------
                                                                             % Change Qtr ended
Other dollar funding sources                   Quarter ended               06/30/02 vs. Qtr ended
                                      -----------------------------------------------------------
in $ thousands                          06/30/02    03/31/02    06/30/01   03/31/02     06/30/01
-------------------------------------------------------------------------------------------------
Lines from other banks                   601,927     591,148     683,053       1.82%      -11.88%
Negotiable Obligations                   150,000     200,000     234,574     -25.00%      -36.05%
Subordinated Debt                        152,153     154,424     178,173      -1.47%      -14.60%

Total other funding sources              904,080     945,572   1,095,800      -4.39%      -17.50%

-------------------------------------------------------------------------------------------------


Asset Quality:


-------------------------------------------------------------------------------------------------
                                                                              % Change Qtr ended
                                                Quarter ended               06/30/02 vs. Qtr ended
                                     ------------------------------------------------------------
in $ thousands except percentages       06/30/02    03/31/02    06/30/01    03/31/02     06/30/01
-------------------------------------------------------------------------------------------------
Nonaccrual loans (1)                     505,791     613,871     498,635     -17.61%        1.44%
Allowance for loan losses              1,145,716   1,416,824     385,455     -19.13%      197.24%
Nonaccrual loans/net total loans            5.21%       4.65%       4.96%     12.05%        5.19%
Allowance for loan losses/
  nonaccrual loans                        226.52%     230.80%      77.30%     -1.86%      193.03%
Allowance for loan losses/
  net total loans                          11.81%      10.74%       3.83%      9.97%      208.25%
-------------------------------------------------------------------------------------------------
(1) Nonaccrual loans include all loans to borrowers classified as "Problem", "deficient
Servicing", "High Insolvency Risk", "difficult Recovery", "Irrecoverable" and "Irrecoverable for
Technical decision" according to the new Central Bank debtor classification system.
-------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of June 30, 2002, using a WPI of 1.461733 and 1.962882 for March 2002 and June 2001 figures, respectively.

During the present quarter asset quality further deteriorated. The non-performing risk peaked, reaching mainly triple A companies, with dollars denominated debt in the international markets and with peso denominated tariffs. Banco Frances anticipated the crisis during FY 2001, accounting for $659.6 million of excess provisioning, in constant pesos as of June 2002. During the present quarter part of that provisioning was applied and the Bank completed the necessary provisioning with some $222.2 million additional provisions made during the present quarter. The Non-performing ratio provided in this press release is information included in the Bank's MIS for internal purposes; there are still pending regulations from the Central Bank in order to calculate the definite Non Performing ratio. The ratio increased from 4.96% and 4.65% as of June, 2001 and March, 2002 to 5.21% as of the present quarter. The coverage ratio - Allowance for loan losses / Total non-performing loans - moved from to 226.5% as of June, 2002 from 77.30% as of June 2001.

The following chart shows the evolution of Allowance for loan losses:

----------------------------------------------------------------------------------------------------------------
                                                                                            % Change Qtr ended
                                                           Quarter ended                  06/30/02 vs. Qtr ended
                                             -------------------------------------------------------------------
in $ thousands except percentages             06/30/02        03/31/02        06/30/01     03/31/02     06/30/01
----------------------------------------------------------------------------------------------------------------
Balance at the beginning of the quarter      1,416,824       1,120,782         354,793        26.41%     299.34%
Increase in constant currency                  214,247         784,888          81,676       -72.70%     162.31%
Decrease in constant currency                  (36,518)        (70,684)        (51,013)      -48.34%     -28.41%
Exchange rate difference                      (448,835)       (418,162)              0         7.34%         --
Balance at the end of the quarter            1,145,718       1,416,824         385,455       -19.13%     197.24%

----------------------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of June 30, 2002, using a WPI of 1.461733 and 1.962882 for March 2002 and June, 2001
figures, respectively.


Income from services net of other operating expenses

----------------------------------------------------------------------------------------------------------------
                                                                                            % Change Qtr ended
                                                         Quarter ended                   06/30/02 vs. Qtr ended
                                            --------------------------------------------------------------------
in $ thousands except percentages           06/30/2002      03/31/2002      06/30/2001   03/31/2002   06/30/2001
----------------------------------------------------------------------------------------------------------------
Net income from services                        71,233          97,847         138,491       -27.20%     -48.56%

Service charge income                           80,267         111,912         161,551       -28.28%     -50.31%
Service charges on deposits accounts            31,536          48,613          55,111       -35.13%     -42.78%
Credit and operations                           15,774          24,217          28,083       -34.86%     -43.83%
Insurance                                        2,104           3,281           3,749       -35.88%     -43.88%
Capital markets and securities activities        3,542           6,236          37,940       -43.21%     -90.67%
Fees related to Foreign trade                    3,242           2,198           3,933        47.48%     -17.58%
Other fees                                      24,070          27,366          32,735       -12.05%     -26.47%

Services Charge expense                         (9,034)        (14,065)        (23,060)      -35.77%     -60.83%
----------------------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of June 30, 2002, using a WPI of 1.461733 and 1.962882 for March 2002 and June, 2001
figures, respectively.

Net income from Services decreased 27.2% and 48.6%, in constant pesos as of June 2002, as compared to March 2002 and June 2001 quarter, respectively. It is important to bear in mind that figures as of the March 2002 and the June 2001 quarters were restated using the WPI of approx. 46.2% and 96.3%. Therefore, Income from services reflects a slight positive trend caused mainly by fees related to foreign trade and by Other fees -including fees related to loan cancellations.

Net income from services increased 10.3% in nominal terms, as compared to the previous quarter

As explained in the March press release, Banco Frances was prepared to take advantage of the explosive demand of banking services such as current and saving accounts and payment cards and of alternative channels such as ATM's and internet and telephone banking. Improvements in information technology, continuous investment in technology and the restructuring of the sales force and distribution network based on business segments and specialization enabled the Bank to focus its efforts on providing such services. As of June 30, 2002 the Bank has a deposit customer base of approximately 235,000 current accounts and 2,450,000 saving accounts, compared to 183,000 and 1,850,000, respectively, as of June 2001.

It is important to note that fees related to foreign currency sales and purchases are not accounted for in Net income from services but in Net financial income. As of June 2002 such fees amounted to approx.$13 million, compared to $43.9 million as of March 2002.


Administrative expenses

----------------------------------------------------------------------------------------------------------------
                                                                                           % Change Qtr ended
                                                          Quarter ended                  06/30/02 vs. Qtr ended
                                            --------------------------------------------------------------------
in $ thousands except percentages           06/30/2002      03/31/2002      06/30/2001   03/31/2002   06/30/2001
----------------------------------------------------------------------------------------------------------------
Adminitrative expenses                        (131,566)       (189,930)       (235,381)      -30.73%     -44.11%

Personnel expenses                             (65,300)        (99,408)       (128,531)      -34.31%     -49.20%
Electricity and Communications                  (5,225)         (8,462)         (9,094)      -38.25%     -42.54%
Advertising and Promotion                       (3,755)         (4,340)         (9,031)      -13.47%     -58.42%
Honoraries                                      (3,380)         (4,534)         (6,854)      -25.46%     -50.69%
Taxes                                           (3,595)         (6,709)         (8,378)      -46.42%     -57.09%
Organization and development expenses          (15,506)        (18,545)        (18,033)      -16.39%     -14.01%
Amortizations                                   (7,706)        (10,821)        (11,591)      -28.79%     -33.52%
Other                                          (27,100)        (37,110)        (43,868)      -26.98%     -38.23%
----------------------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of June 30, 2002, using a WPI of 1.461733 and 1.962882 for March, 2002 and June, 2001
figures, respectively.

Administrative expenses fell 30.7% and 44.1%, in constant pesos as of June 2002, with respect to the March 2002 and the June 2001 quarters. Structure costs became a key issue for the Bank with strict savings plans in force. In light of the new business approach, the Bank implemented a restructuring plan, including personnel reduction of approximately 320 people during the second quarter. Personnel expenses decreased 34.3% - 1.7% in nominal terms - as compared to the previous quarter while Organization and development expenses show the impact of the provisions for severance payments and Other expenses include a higher insurance cost.

As of June 30, 2002, the Bank had 4,625 employees - including consolidated companies in Argentina - and a network of 304 branches plus 40 Credilogros offices.

Other Income/expenses:

Other Income/expenses for the second quarter of fiscal year 2002 accounted for a $253.2 million loss. Such loss is mainly due to the refunding of deposits during this quarter of approximately $467 million and US$52 million related to legal injunctions. The gap between the $1.4 at which foreign currency deposits were converted into pesos plus the CER adjustment and the free exchange rate at which injunctions had to be paid caused a loss of approx. $138.4 million, as compared to $48.2 million posted during the previous quarter.

This loss, which has not yet been compensated by the National Government, continued during the September quarter, although at a lower pace. There was a decrease in the number of legal injunctions submitted for collection and the amount of legal injunctions paid out by Banco Frances in the third quarter decreased to approximately $293 million and US$4 million.

Income from equity investments

Income from equity investments sets forth net income from related companies not required to be consolidated and, as previously explained, net income from the Bank's interest in BBVA Banco (Uruguay). As previously mentioned the Consolidar Group is included in this account. As of June 30, 2002, the Consolidar Group registered a $15 million loss as compared to a $34 million loss and a $16 million gain accounted for in the March 2002 and June 2001 quarters, respectively.


Capitalization:

Following the changes in regulations as of January 2002, the presentation of the information on minimum capital requirement, set by the Central Bank, was suspended. The Bank believes that such regulation will change due to the aforementioned changes, including inflation and CER adjustment, among others. Therefore, the charts on capital adequacy are not included in the present press release.

The Ordinary and Extraordinary Shareholders' Meeting, held on August 7, 2002, approved, among others issues, a capital increase of up to 1,250 million shares, to be issued in exchange for cash or other eligible assets. The Board of Directors will determine the terms and conditions of the issuance. As of the moment of the present press release this capital increase is in the process of having necessary approvals.


Recent developments

o On October 31, 2002 a US$150 million FRN issued by Banco Frances in October 2000 and subscribed by a syndicate of 11 international banks, matured. The Bank paid 5% and refinanced 95% of its capital with the issuance of a new FRN for a total amount of US$142.5 million. The new FRN will amortize US$7.5 million capital in 180 days term and the remaining capital in October 2003; it pays quarterly interest at Libor +220 b.p. This transaction extends for one year, the term of the only outstanding senior debt of Banco Frances in the international markets. The Bank attained the approval of the CNV as well as the Central Bank's authorization for the transfer of funds related to this FRN. It is the intention of Banco Frances intends to make a formal proposal of the restructuring of such debt, consistent with current markets' needs, before its final maturity.

Conference call

A conference call to discuss this first quarter earnings will be held on Tuesday, November 19, at 3:00 p.m. New York time - 5:00 p.m. Buenos Aires time. If you are interested in participating please dial (719) 457 2733 at least 5 minutes prior to our conference. Confirmation code: 651194. If you are interested in receiving the tape on this conference call, please call to (719) 457 2840.

Internet: This press release is also available in http://www.bancofrances.com.ar
                                                  ------------------------------

Figures of previous quarters were restated in constant pesos as of June 30, 2002, using a WPI of 1.461733 for March, 2002 and December, 2001 figures and a WPI of 1.962882 for June, 2001 figures.


Banco Frances S.A. and subsidiaries (Grupo Consolidar: by the equity method)

ASSETS:                                    06/30/02         03/31/02         12/31/01         06/30/01
Cash and due from banks                     254,322          474,438        1,574,237        3,065,613
Government Securities                     1,352,676        1,841,810        1,185,282        4,928,985
- Investment account                        788,878           12,806            8,295        3,918,698
- Trading account                            20,261        1,138,826          552,481          466,587
- Reverse repurchase agreements
  w/Central Bank                                 --               --               --               --
- Unlisted                                  526,360          671,478          608,270          520,912
- Private Securities                         17,177           18,700           16,237           22,789
Loans                                     8,555,544       11,776,405       12,832,480        9,675,216
- Advances and Promissory notes             625,570        1,216,238        1,322,370        1,512,726
- Notes discounted and purchased             57,040          150,977          681,791          865,853
- Secured with mortgages                    592,265        1,019,942        1,459,681        1,537,767
- Secured with chattel mortgages             23,149           54,982           57,989           58,610
- Personal loans                            274,037          466,386          749,493          882,180
- Credit cards                              153,053          256,284          478,284          498,711
- Loans to financial sector                  38,486          467,120          715,757          522,150
- Loans to public sector                  5,164,318        7,172,209        6,717,750        2,030,925
- Other                                   1,460,298        1,855,923        1,576,514        2,061,073
  Less: Unaccrued interest                  (4,717)          (9,666)         (40,967)         (23,943)
  Plus: Accrued interest and exchange
      differences receivable              1,317,761          542,835          234,602          114,619
  Less: Allowance for loan losses       (1,145,716)      (1,416,824)      (1,120,784)        (385,455)
Other banking receivables                 3,263,899        4,115,338          995,073        2,786,831
- Compensatory Bond                       2,374,700        2,726,688               --               --
- Other                                     889,199        1,388,651          995,073        2,786,831
Investments in other companies              201,464          464,588          373,024          390,297
Intangible assets                           212,754          217,798          249,398          276,914
Other assets                                928,086          923,673          948,033          863,813
                                         ----------       ----------       ----------       ----------
Total assets                             14,768,745       19,814,051       18,157,528       21,987,670
                                         ==========       ==========       ==========       ==========

LIABILITIES:                               06/30/02         03/31/02         12/31/01         06/30/01
Deposits                                  7,154,618       11,814,540       12,076,991       14,713,495
- Demand deposits                         1,375,141        2,665,119        2,698,354        1,094,890
- Saving accounts                           638,034        1,991,443        4,149,625        3,348,374
- Time deposits                           1,600,759        1,300,347        4,701,997       10,164,376
- Rescheduled deposits                    3,447,565        5,644,304               --               --
- Other deposits                             93,119          213,327          527,014          105,854
Other banking Liabilities                 4,828,878        4,708,545        3,360,499        4,454,009
Subordinated debt                           601,596          705,326          334,169          349,733
Other liabilities                           193,077          320,600          482,259          379,290
Minority interest                            31,269           40,730           55,041           38,920
                                         ----------       ----------       ----------       ----------
Total liabilities                        12,809,438       17,589,741       16,308,958       19,935,446
                                         ----------       ----------       ----------       ----------

                                         ----------       ----------       ----------       ----------
Total stockholders' equity                1,959,307        2,224,310        1,848,570        2,052,225
                                         ----------       ----------       ----------       ----------

                                         ==========       ==========       ==========       ==========
Total liabilities and
stockholders' equity                     14,768,745       19,814,051       18,157,528       21,987,670
                                         ==========       ==========       ==========       ==========

                                                                                                  -13-

Figures of previous quarters were restated in constant pesos as of June 30, 2002, using a WPI of 1.461733 for March, 2002 and December, 2001 figures and a WPI of 1.962882 for June, 2001 figures.


Banco Frances S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT                           06/30/02         03/31/02         12/31/01         06/30/01
Financial income                          1,500,156        1,877,326          580,051          604,682
- Interest on Cash and Due from Banks           739            2,229            7,557           13,575
- Interest on Loans Granted to the
  Financial Sector                            1,500              889            3,996            3,408
- Interest on Overdraft                      57,326           44,004           45,957           36,824
- Interest on Collateralized Loans           19,855           37,401           52,487           48,462
- Interest on Credit Card Loans              13,884           19,305           19,117           24,685
- Interest on Other Loans                    76,256          161,973          262,074          310,728
- Income from securities and short term
  investments                                51,519           75,294           95,879          120,034
- Interest on Government guaranteed loans
  Decreet1387/01                            169,759           90,366           52,982               --
- From Other Banking receivables              5,558            7,010            2,110           12,977
- CER                                     1,273,411          359,364             --               --
- Other                                    (169,650)       1,079,490           37,891           33,989
Financial expenses                       (1,316,256)      (1,476,152)        (334,895)        (284,196)
- Interest on Current Account Deposits     (118,156)         (18,462)         (18,021)            (819)
- Interest on Saving Account Deposits        (2,333)          (3,156)          (5,476)         (10,174)
- Interest on Time Deposits                (134,426)         (60,479)        (237,854)        (193,497)
- Interest on Other Banking Liabilities     (32,417)         (52,013)         (39,401)         (39,986)
- Contributions to the deposit guarantee
  fund                                           --               --           (7,463)          (6,444)
- Mandatory contributions and taxes on
  interest income                           (12,066)         (16,072)          (8,633)         (11,181)
- CER                                      (671,605)        (287,548)              --               --
- Other                                    (345,253)      (1,038,422)         (18,047)         (22,096)
Net financial income                        183,900          401,174          245,156          320,486
Provision for loan losses                  (222,160)        (224,427)        (763,928)         (81,676)
Income from services, net of other
  operating expenses                         71,233           97,847          132,801          138,491
Inflation adjustment                         52,785         (122,138)              --               --
Administrative expenses                    (131,566)        (189,930)        (244,591)        (235,381)
- Personnel expenses                        (65,300)         (99,408)        (135,928)        (140,429)
- Directors and Syndics' Fees                  (169)             (88)            (540)          (1,849)
- Other Fees                                 (3,210)          (4,447)          (4,177)          (5,005)
- Advertising and Publicity                  (3,755)          (4,340)         (10,945)          (9,031)
- Taxes other than income tax                (3,595)          (6,709)          (8,201)          (8,378)
- Other Operating Expenses                  (46,729)         (60,734)         (67,121)         (60,716)
- Other                                      (8,807)         (14,205)         (17,680)          (9,973)
Inflation adjustment                        (27,639)         (28,980)              --               --
Income (loss) from equity investments        12,529           92,430           54,953           20,534
Net Other income                           (253,217)         (94,046)         249,761           (1,873)
Inflation adjustment                         15,970           20,499               --               --
Income (loss) from minority interest          9,457           14,296            1,223             (991)
                                         ----------       ----------       ----------       ----------
Income before tax                          (288,707)         (33,276)        (324,625)         159,590
                                         ----------       ----------       ----------       ----------
Income tax                                   (1,188)          (4,278)          80,614          (49,645)
                                         ==========       ==========       ==========       ==========
  Net income                               (289,894)         (37,555)        (244,012)         109,945
                                         ==========       ==========       ==========       ==========

                                                                                                  -14-

Figures of previous quarters were restated in constant pesos as of June 30, 2002, using a WPI of 1.461733 for March, 2002 and December, 2001 figures and a WPI of 1.962882 for June, 2001 figures

Banco Frances S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

ASSETS                                     06/30/02         03/31/02         12/31/01         06/30/01
Cash and due from banks                     278,846          508,907        1,625,021        3,070,470
Government Securities                     1,555,022        2,090,676        1,321,080        5,996,120
Loans                                     9,084,130       12,334,344       13,728,501        9,847,341
Other banking receivables                 3,278,531        4,123,451        1,001,568        2,810,103
Investments in other companies               36,360          280,119          156,395          165,318
Other assets                              1,313,732        1,375,999        1,459,049        1,347,609
                                         -------------------------------------------------------------
TOTAL ASSETS                             15,546,621       20,713,496       19,291,615       23,236,960
                                         =============================================================

LIABILITIES                                06/30/02         03/31/02         12/31/01         06/30/01

Deposits                                  7,011,925       11,628,548       11,908,285       14,693,487
Other banking liabilities                 4,842,846        4,716,779        3,365,917        4,475,100
Other liabilities                         1,583,602        1,969,738        1,962,077        1,803,908
Minority interest                           148,941          174,122          206,766          212,241
                                         -------------------------------------------------------------
TOTAL LIABILITIES                        13,587,314       18,489,186       17,443,045       21,184,736
                                         -------------------------------------------------------------
                                         -------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                1,959,307        2,224,310        1,848,570        2,052,225
                                         -------------------------------------------------------------
                                         -------------------------------------------------------------
STOCKHOLDERS' EQUITY + LIABILITIES       15,546,621       20,713,496       19,291,615       23,236,960
                                         =============================================================

NET INCOME                                 06/30/02         03/31/02         12/31/01         06/30/01

Net Financial Income                        703,737          166,876          216,068          370,896
Provision for loan losses                  (222,160)        (224,427)        (754,673)         (81,676)
Net Income from Services                    110,459          156,309          214,196          242,977
Inflation adjustment                       (254,713)        (453,333)            --               --
Administrative expenses                    (161,663)        (236,652)        (262,855)        (289,337)
Inflation adjustment                         (2,531)         (18,845)            --               --
Net Other Income                           (742,584)         322,001          274,309          (57,234)
Inflation adjustment                        229,551          278,709             --               --
Income (loss) from minority interest         46,581           (8,064)         (25,845)         (12,335)
                                         -------------------------------------------------------------
Income before tax                          (293,322)         (17,427)        (338,801)         173,293
                                         -------------------------------------------------------------
Income tax                                    3,428          (20,128)          94,790          (63,348)
                                         -------------------------------------------------------------
Net income                                 (289,894)         (37,555)        (244,012)         109,945
                                         =============================================================


                                                                                                  -15-
